Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

BNN Bloomberg

Carbon Credit Developer DevvStream Listing on the Nasdaq

Thursday, September 14, 2023, 5:20 PM

CORPORATE PARTICIPANTS
Andrew Bell - BNN Bloomberg
Sunny Trinh - CEO, Co-founder DevvStream

BNN Bloomberg
Thursday, September 14, 2023, 5:20 PM

PRESENTATION

Andrew Bell
The carbon credit industry revolves around the idea of cutting pollution with a project or investment, cutting carbon emissions, and then selling on the credit earned to a business, usually a business that uses it to assess against its own greenhouse gas emissions. The industry does have something of a credibility problem. Critics complain that some of the supposed reductions in carbon emissions are hard to verify, sometimes not even real. Our guest hopes to attract investors by focusing on what he calls high-quality and high-return carbon credit generating projects. We're joined by Sunny Trinh, co-founder and CEO of DevvStream. Sunny, thanks very much for coming on the show.

Sunny Trinh

You're welcome, and thank you for having me, Andrew.

Andrew Bell

You've been listed in Toronto on the CBOE Exchange, formerly Neo Exchange since early this year, but now you're planning to go on the NASDAQ. You're doing a merger with a special acquisition corporation. So obviously, you hope to get a bigger audience. Can you very briefly explain your business model? I know it is kind of complicated.

Sunny Trinh
Yeah. So DevvStream is a company that helps generate streams of revenue for other companies, organizations, or even cities and states, through the use of carbon credits, with really a focus on technology. So in other words, if a company has a technology or are doing an activity that helps reduce energy consumption or greenhouse gas emissions, for example, we come in and provide a full turnkey service where we generate and monetize the carbon credits for them in exchange for a portion of the credits.

So for example, we have an industrial energy efficiency program, where if a company has an old manufacturing facility, and they're looking to modernize it, and include ways to reduce energy consumption, or any kind of emissions, then like I said, we come in and we take that activity and are able to generate carbon credits, then we monetize it to help pay for these upgrades.

Andrew Bell
Give us an example of, you're working in Ontario with municipalities, and I think part of the idea here, it'll involve bus electrification. How will that work? Will these municipalities earn a credit for electrifying their buses?

Sunny Trinh
Yeah, no, that's correct. By electrifying the buses, the current buses are eliminated, so there's no emissions from those buses. There's a cost involved, both capex and opex as well. So most of the municipalities that we've worked with had no idea that they're able to generate carbon credits or even how to do so. So we go in and talk to the cities. We talked to the mayors and city planners and said, hey, let us manage all that process. And we essentially bring them free money, so they can't jump on it fast enough, right? Because the mayor's like, wait, you don't have to get taxpayer money to help fund this? And then the answer is no, carbon credits helps fund it.

BNN Bloomberg
Thursday, September 14, 2023, 5:20 PM

Andrew Bell
That's interesting. Of course, I'm sure they say, we're busy enough. If you can just handle it for us, we'd be delighted, and write us a check.

Sunny Trinh
That's correct. And what's nice is projects like this, it's a 10-year stream, right? So you get 10 years of recurring revenue. So every one of these projects is between 10 and 20 years.

Andrew Bell
Now, companies with industrial emitters, for example, will buy these credits?

Sunny Trinh
Yeah, that's correct. So there's both what's called a voluntary and also regulatory, regulatory compliance credits. So in certain jurisdictions, if a company emits above a certain threshold, they get taxed. So in order to offset that, they can buy regulatory compliance credits. In other areas where there is no regular regulations, you can buy what's called voluntary. And the reason that companies are buying voluntary credits--and these are big companies, like a Microsoft, for example, or you hear Google buying credits. They're getting pressure from their shareholders and from their clients and customers and so forth, that the organization needs to have a better ESG and carbon footprint. And so carbon credits comes in and helps with that.

Andrew Bell
Do actually see yourself posting some revenue this year, something like $13 million?

Sunny Trinh
Actually, that will be next year.

Andrew Bell
Next year. I'm sorry. 2024. Carry on. Sorry, Sunny. Yeah. Next year.

Sunny Trinh
2024. Yeah.

Andrew Bell
$13 million. Yeah. Carry on.

Sunny Trinh
Yeah, so in 2024, we expect to be profitable, and then there'll be significant growth. Because one of the things I'd like to point out too, is we focus on technology credits. So I have an engineering background. We have four PhDs on our team. So rather than the nature based ones you hear about where there's some challenges, we focus on technology, which is more precise, but technology is also very replicable. So like the industrial energy efficiency program I mentioned, well, there's factories everywhere, right? We're doing ones for buildings as well, and you can imagine how many buildings and campuses, whether it's residential or commercial, that we have access to and we (INAUDIBLE) generate carbon credits for.

BNN Bloomberg
Thursday, September 14, 2023, 5:20 PM

Andrew Bell
That's interesting. I mean, some of these forest planting programs have earned bad press. People have said, well, those forests would have been planted, etcetera, but so you're not doing that. That's interesting. It's going to be a while before investors get comfortable with this. We've less than a minute left. I mean, I'm looking at carbon streaming. They're listed in Canada. Their stocked down around 70% this year. I know they're a different company from you, but it will be a while before investors get comfortable with this. I'm sorry, we've only got about 30 seconds left Sunny.

Sunny Trinh
Yeah, no, absolutely right. The other companies are focused on nature base, but also, they're buying into existing streams. What we're doing is we're starting from from the beginning. We actually generate the credit for our partners, and because they're technology credits, they're much more precise and so there's higher quality and there's much more precision. So there's there's less chance for what they call greenwashing. And so companies are buying these type of credits, and we actually have orders in place as well, significant orders because of what we do.

BNN Bloomberg
Thursday, September 14, 2023, 5:20 PM